Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q2 2021 Financial Results

- H1 Revenues Up 31% YoY With 47% Increase in Non-GAAP EPS –

KFAR SAVA, Israel, July 29, 2021 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the second quarter and six months ended June 30, 2021.

Financial Results

Second Quarter: Silicom’s revenues for the second quarter of 2021 totalled $30.3 million, up 31% compared with $23.0 million for the second quarter of 2020.

On a GAAP basis, net income for the quarter totalled $2.0 million, or $0.29 per ordinary share ($0.30 per basic share), up 56% compared with $1.3 million, or $0.18 per share (basic and diluted), for the second quarter of 2020.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $2.9 million, or $0.42 per diluted share ($0.43 per basic share), up 59% compared with $1.8 million, or $0.26 per share (basic and diluted), for the second quarter of 2020.

First Six Months: Silicom’s revenues for the first half of 2021 totalled $59.3 million, up 31% compared with $45.1 million for the first half of 2020.

On a GAAP basis, net income for the period totalled $4.6 million, or $0.66 per diluted share ($0.67 per basic share), up 66% compared with $2.8 million, or $0.38 per diluted share ($0.39 per basic share), for the first half of 2020.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $5.9 million, or $0.84 per diluted share ($0.86 per basic share), up 44% compared with $4.1 million, or $0.57 per share (basic and diluted), for the first half of 2020.

Guidance for the Third Quarter

Management projects revenues of $32 million to $33 million for the third quarter of 2021. The midpoint of this range represents 24% year-over-year revenue growth for the first nine months of 2021.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “We are very pleased to report another quarter of strong growth in both revenues and profits, demonstrating the importance of our performance-boosting smart platforms and smart cards for the market’s strategic shift to the cloud and adoption of open/disaggregated fixed and mobile network infrastructures. Our growth is being driven by increased traction with all types of SD-WAN and NFV players, who have a strong need for our smart platforms, as well as by 4G/5G O-RAN players, who need our acceleration and offloading solutions to overcome the performance challenges of their decoupled/disaggregated infrastructures.”

Mr. Orbach continued, “For example, during the second quarter we announced that Telefonica, one of the world’s leading telcos, selected our SD-Branch Smart Platform as a decoupled/disaggregated SD-WAN solution for the SME segment, with at-scale deployments expected to begin already in 2022. In parallel, we closed a major 5G design win with a global 5G equipment vendor - our third 5G win in a single six-month period - who chose our Smart 5G acceleration card for its Distributed Unit (DU) solutions, cementing our leadership of the 5G DU-performance accelerator niche. These and other wins are building interest in our offerings to an even higher level, giving us a healthy pipeline of near-term and long-term opportunities.”

Mr. Orbach concluded, “While the industry-wide component shortage crisis continues to pose a significant threat, given the fundamental strength of our market drivers, the recognized leadership of our products, our strong base of design wins and our significant pipeline of opportunities, we believe we will continue - with careful planning - to proceed on-track in accordance with our projections for accelerated growth.”

Conference Call Details
Silicom’s Management will host an interactive conference today, July 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	June 30,	December 31,
	2021	2020

Assets

Current assets
Cash and cash equivalents	$27,460	$20,676
Short-term bank deposits	-	5,000
Marketable securities	18,354	35,117
Accounts receivables: Trade, net	21,799	21,660
Accounts receivables: Other	9,428	6,126
Inventories	60,769	47,650
Total current assets	137,810	136,229

Marketable securities	28,485	15,281
Assets held for employees’ severance benefits	1,793	1,833
Deferred tax assets	1,724	1,790
Property, plant and equipment, net	4,395	4,110
Intangible assets, net	2,984	1,170
Right of Use	9,522	9,913
Goodwill	25,561	25,561
Total assets	$212,274	$195,887

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$27,111	$14,610
Other accounts payable and accrued expenses	15,617	12,953
Lease Liabilities	1,844	1,813

Total current liabilities	44,572	29,376

Lease Liabilities	7,712	8,282
Liability for employees’ severance benefits	3,255	3,256
Deferred tax liabilities	-	136

Total liabilities	55,539	41,050

Shareholders' equity
Ordinary shares and additional paid-in capital	61,898	60,139
Treasury shares	(29,297)	(24,807)
Retained earnings	124,134	119,505
Total shareholders' equity	156,735	154,837

Total liabilities and shareholders' equity	$212,274	$195,887

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2021	2020	2021	2020
Sales	$30,277	$23,045	$59,279	$45,115
Cost of sales	19,524	15,321	38,595	30,272
Gross profit	10,753	7,724	20,684	14,843

Research and development expenses	4,970	3,862	9,990	7,662
Selling and marketing expenses	1,614	1,396	3,169	2,935
General and administrative expenses	1,186	979	2,249	1,892
Total operating expenses	7,770	6,237	15,408	12,489

Operating income	2,983	1,487	5,276	2,354

Financial income (loss), net	(283)	209	534	1,240
Income before income taxes	2,700	1,696	5,810	3,594
Income taxes	666	392	1,181	802
Net income	$2,034	$1,304	$4,629	$2,792

Basic income per ordinary share (US$)	$0.30	$0.18	$0.67	$0.39

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,868	7,153	6,889	7,231

Diluted income per ordinary share (US$)	$0.29	$0.18	$0.66	$0.38

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,992	7,168	7,030	7,265

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2021	2020	2021	2020

GAAP gross profit	$10,753	$7,724	$20,684	$14,843
(1) Share-based compensation (*)	91	109	238	280
Non-GAAP gross profit	$10,844	$7,833	$20,922	$15,123

GAAP operating income	$2,983	$1,487	$5,276	$2,354
Gross profit adjustments	91	109	238	280
(1) Share-based compensation (*)	508	357	1,085	908
Non-GAAP operating income	$3,582	$1,953	$6,599	$3,542

GAAP net income	$2,034	$1,304	$4,629	$2,792
Operating income adjustments	599	466	1,323	1,188
(2) Lease liabilities - financial expenses (income)	230	-	(174)	-
(3) Taxes on amortization of acquired intangible assets	67	67	133	134
Non-GAAP net income	$2,930	$1,837	$5,911	$4,114

GAAP net income	$2,034	$1,304	$4,629	$2,792
Adjustments for Non-GAAP Cost of sales	91	109	238	280
Adjustments for Non-GAAP Research and development expenses	195	181	461	428
Adjustments for Non-GAAP Selling and marketing expenses	158	86	315	230
Adjustments for Non-GAAP General and administrative expenses	155	90	309	250
Adjustments for Non-GAAP Financial income (loss), net	230	-	(174)	-
Adjustments for Non-GAAP Income taxes	67	67	133	134
Non-GAAP net income	$2,930	$1,837	$5,911	$4,114

GAAP basic income per ordinary share (US$)	$0.30	$0.18	$0.67	$0.39
(1) Share-based compensation (*)	0.09	0.07	0.19	0.16
(2) Lease liabilities - financial expenses (income)	0.03	-	(0.02)	-
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Non-GAAP basic income per ordinary share (US$)	$0.43	$0.26	$0.86	$0.57

GAAP diluted income per ordinary share (US$)	$0.29	$0.18	$0.66	$0.38
(1) Share-based compensation (*)	0.09	0.07	0.18	0.17
(2) Lease liabilities - financial expenses (income)	0.03	-	(0.02)	-
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Non-GAAP diluted income per ordinary share (US$)	$0.42	$0.26	$0.84	$0.57

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))